August 21, 2014

Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-7410	Via Electronic Filing on EDGAR only

Re:          Premier Pacific Construction, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-192107

Dear Ms. Long:

Premier Pacific Construction, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated August 21, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (Amendment No. 3) filed on August 13, 2014 (the "Registration Statement").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 4 to the Registration Statement ("Form S-1/A4").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Exhibit 23.1

1.	Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23) of Regulation S-K.

RESPONSE

The Company has filed a currently dated consent from its auditors concurrently herewith.

Regards, SYNERGEN LAW GROUP /s/ Karen Batcher Karen A. Batcher, Esq. kbatcher@synergenlaw.com

cc:           Client (via email only)

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